March 7, 2023

VIA EMAIL AND EDGAR:

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Julie Sherman and Brian Cascio

Re: Salona Global Medical Device Corporation

Form 10-K for the Fiscal Year Ended February 28, 2022

Filed May 31, 2022

Form 10-Q for the Quarterly Period Ended November 30, 2022

Filed January 17, 2023

File No. 333-255642

(collectively, the "Prior SEC Reports")

Dear Sirs and Madams:

On behalf of Salona Global Medical Device Corporation, a British Columbia corporation (the "Company," "we," "our," or "us" as the context requires), this letter responds to the written comments from the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") in its letter to the Company dated February 17, 2023, regarding the above-referenced Prior SEC Reports filed by the Company.

For your convenience, we have set forth the text of the Staff's comments in bold, followed by the Company's response thereto.

Preliminary Comments:

A. As reported in our Form 8-K dated December 14, 2022, in December, 2022, we elected to change our fiscal year end to December 31.  As a result, we intend to file on or prior to March 31, 2023, our Annual Report on Form 10-KT for the 10 month Transition Period ended December 31, 2022 (the "Transition 10-K").  We intend to reflect all of the matters discussed herein in the Transition 10-K.

B. The Company has had significant executive personnel changes since the filing of its Annual Report on Form 10-K last year, including the hiring of Dennis Nelson as Chief Financial Officer in mid-2022, and the recent hiring of Joe Martinez as Senior Counsel.  Both Mr. Nelson and Mr. Martinez have extensive public company reporting experience and have been tasked with, among other things, assisting the Company with its SEC reporting compliance.

Securities and Exchange Commission

March 7, 2023

Form 10-K for the Fiscal Year Ended February 28, 2022

Management's Discussion and Analysis and Results of Operations Non-GAAP Measures, page 30

1. The table on page 30 appears to give more prominence to the non-GAAP Adjusted EBITDA measure over the GAAP net loss since you only include the non-GAAP measure. Please revise future filings to include your GAAP net loss in that table or revise to remove Adjusted EBITDA. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations Updated December 13, 2022.

Company's Response:

In response to the Staff's comment, the Company proposes to eliminate in all future filings with the SEC the use of Adjusted EBITDA and other non-GAAP measures ("Non-GAAP Measures") as a measure of the Company's performance.  We intend, however, to continue to refer to Non-GAAP Measures in the context of disclosing the terms of certain of our acquisitions which incorporate Non-GAAP Measures as a yardstick to measure certain contingent earn-out provisions as well as in certain corporate/investor communications. Any reference to Non-GAAP Measures will be in compliance with SEC guidance.

2. We note that you have excluded transaction costs including legal, financial, audit and US & Canadian regulatory expenses in Adjusted EBITDA. Please quantify the amounts included in these transaction costs and explain to us how the exclusion of these costs is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations Updated December 13, 2022.

Company's Response:

In response to the Staff's comment, the Company advises that it incurred significant non-recurring costs associated with the Change of Business transaction which was completed in May 2021 and with subsequent acquisition transactions that were completed in the fiscal year ending February 28, 2022.  These transactions included the acquisition of South Dakota Partners in May 2021, Simbex LLC in September 2021 and Mio-Guard in 2022.  Costs incurred with these acquisitions included costs for due diligence investigations of the acquisition targets, financing costs, US and Canadian securities regulatory costs and the associated accounting and regulatory costs. Additional nonrecurring costs were incurred in connection with a selling shareholder registration statement, and private placements. While these costs are important to future operations, they do not represent regular operational costs of the business.  The Company excluded these costs to allow investors to better evaluate the operational status of the Company independent of non-recurring financing, regulatory and other transaction focused expenses.  The transaction costs for 2022 as reported are as follows:

Securities and Exchange Commission

March 7, 2023

12 months Ended February 28, 2022

Consulting and professional fees	$2,715,001
General expenses	1,127,733
Total Transaction Costs	3,842,734

As noted above in the response to Comment 1, the Company proposes to eliminate the use of Non-GAAP Measures as a measure of the Company's performance in all future filings with the SEC.

Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, page F-3

3. Please explain to us how the presentation of net (loss) income before the undernoted and amortization of intangible assets, depreciation of property and equipment, amortization of right-of-use assets, transaction costs and regulatory expenses, and provision for impairment included below operating expenses is consistent with the guidance in Article 8 of Regulation S-X and SAB Topic 11B, which indicates that depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. In addition, this presentation appears to result in a non-GAAP measure that is based on individually tailored accounting principles as it does not contemplate all operating expenses. Refer to the requirements guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations Updated December 13, 2022.

Company's Response:

In response to the Staff's comment, the Company proposes to eliminate the line item "net income (loss) before the undernoted", include depreciation and amortization expenses as a component of operating expenses, and add a subtotal of "Operating Income (Loss)" in the Consolidated Statement of Operations and Comprehensive Loss" in all future filings with the SEC.

Separate from compliance with SEC guidance, we do not  believe our disclosure included in the Prior SEC Reports was misleading nor was any non-compliance material based on, among other things, the guidance provided by Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations Updated December 13, 2022.  In arriving at this conclusion, when applying this guidance, we determined:

Securities and Exchange Commission

March 7, 2023

  "Net income (loss) before the undernoted" is not presented with a label that does not reflect the nature of the non-GAAP measure or labeled the same as or similar to a GAAP Measure (as described in Question 100.05).  We believe its nature can be understood readily from the context provided from the detail that follows in the Consolidated Statements of Operations and Comprehensive Loss;
  There was no departure from GAAP with respect to the "recognition and measurement" of the depreciation and amortization expenses as described in Question 100.04; and
  The presentation does not obscure or significantly decrease transparency around these expense disclosures in a manner similar to those described in the examples under Question 100.4.

Given the specific presentation and context, we do not believe that providing the subtotal "Income (Loss) before the undernoted" in the Consolidated Statement of Operations would be viewed by users as misrepresenting the financial condition of the Company or as a mislabeling of the non-GAAP information. Further, this information was presented in a manner that is readily reconcilable to a GAAP measure and does not suggest significant inconsistencies with its nature. We agree that we should eliminate this non-GAAP presentation in future filings, but we do not believe that this presentation in our prior filings was materially misleading, since the amortization and depreciation amounts were only approximately 3.5% of revenue and 1.5% of total assets.

Note 4. Acquisitions

Assets Acquired from ALG-Health, LLC, page F-18

4. We see from your disclosure that you completed an asset acquisition of certain assets from ALG for up to a maximum of 21 million nonvoting Class A shares of the company subject to the achievement of certain revenue and EBITDA targets. Further, we see that ALG has yet to earn the right to exchange any of its non-voting shares in ALG Health Plus for nonvoting Class A shares of the company and, as a result, no purchase price has been allocated to these assets. Provide us with your calculation of the purchase price for the ALG assets and tell us how you recorded the acquisition of these assets at closing.

Company's Response:

In response to the Staff's comment, the Company advises that the identifiable assets acquired included a customer list related to the sale of masks and other personal protective equipment and an associated right to solicit sales from those customers, and did not include current purchase orders or supply contracts (none existed at the time of acquisition).  Management determined that the only identified asset acquired (the customer list) had nominal value in light of the fact that its cashflows were dependent on a future yet-to-be established business. Shortly after the closing of the transaction, the supplier lost its certification to produce the product, which resulted in a very low probability that the customer list could be effectively used to generate material cashflows.  As a result, when completing the accounting for this transaction, it was determined that there was limited intrinsic value to the customer list and therefore no value was assigned to it.

Securities and Exchange Commission

March 7, 2023

At the time of filing the last year's Annual Report on Form 10-K, given the high uncertainty concerning the future revenue of ALG Plus, and the cashflows of the identifiable asset, the contingent consideration and assets were both initially measured at $nil. This was supported by qualitative factors including the loss of the certification shortly after the closing of the transaction, the lack of a replacement product to market to the customer list, and no associated assets purchased that would allow for revenues to be generated from an established business.

Simbex LLC Purchase Price, page F-18

5. We see that the total purchase price for Simbex was approx. $12.5 million. Please provide us with your consideration of the requirements of Rule 3-05 of Regulation S-X for the acquisition, including your calculation of the significance tests as set forth under Rule 1-02(w).

Company's Response:

In response to the Staff's comment, the Company advises that it considered Rule 3-05 of Regulation S-X at the time of acquisition to determine the required reporting requirements based on the significance test as set forth under Rule 1-02(w).  The table below shows the calculation for each test prescribed under Rule 1-02(w).

Rule 1-02(w)	Ratio	Numerator	Denominator

Amended Investment Test	19.979%	$12,461,528	$62,371,641
Asset Test	9.803%	$2,678,865	$27,326,071
Amended Income Test:
Net Income	10.564%	$332,505	$3,147,653
Revenue	not applicable

We concluded that the acquisition of Simbex LLC did not necessitate filing audited financial statements because the 20% threshold was not exceeded for any of the tests.

For the Amended Investment Test, the numerator represents the total purchase price as stated in the filing. The denominator is the calculation of the Company's aggregate worldwide market value of its voting and non-voting common equity, calculated using the outstanding number of voting and nonvoting common shares value at the average of the closing prices on the TSX Venture Exchange for the last five trading days of the most recently completed month ending prior to the announcement date of the acquisition (August 2021), plus the shares issued in the South Dakota Partners transaction which are convertible into common shares (completed in May 2021), as well as the shares issuable in the acquisition of Simbex, LLC.

Securities and Exchange Commission

March 7, 2023

For the Asset Test, the numerator represents the Company's proportionate share of total assets of the tested subsidiary as of end of the most recently completed fiscal year. The denominator is the Company's consolidated total assets as of the end of the most recently completed fiscal year, plus the assets of the acquired South Dakota Partners entity, which was completed after the end of the fiscal year, but prior to the acquisition of Simbex.

For the Amended Net Income Test - Net Income, the numerator represents the absolute value of the Company's equity in the tested subsidiary's consolidated income from operations before income taxes for the most recently completed fiscal year.  The denominator is the absolute value of the Company's consolidated loss from operations before income taxes for the most recently completed fiscal year.

The Net Amended Income Test - Revenue is not applicable because the Company did not have material revenue in each of the two most recently completed years.

In addition to the above analysis, it is important to note that the results of operations of Simbex, LLC from the date we acquired it in September, 2021 to the end of the fiscal year ended February 28, 2022 were reported in the Company's prior Form 10-K, and the results of operations of Simbex, LLC for the 10 month transition period ended December 31, 2022 will be reported in the Company's Consolidated Financial Statements to be included in its Transition Form 10K.

6. In this regard, we note your disclosure that Simbex generated over $8,000,000 in audited revenues in 2020 with reported gross margins of 50% and was cash flow positive. We noted similar unaudited information related to the Mio-Guard acquisition as well. Please tell us why you believe that disclosure of unaudited information is appropriate or remove it in future filings.

Company's Response:

In response to the Staff's comment, the Company proposes to eliminate the use of  unaudited financial information of prospective acquisitions in all future filings with the SEC.  We intend, however,  to continue to refer to unaudited financial information in certain corporate and investor communications when audited financial information is unavailable and where we believe disclosure of the unaudited financial information would be helpful to present the scope, size and magnitude of the proposed transaction. When doing so, we will be compliant with SEC guidance on the use of unaudited financial information.

Securities and Exchange Commission

March 7, 2023

Form 10-Q for the Quarterly Period Ended November 30, 2022

Note 4. Acquisitions

Mio-Guard LLC, page 20

7. We see your disclosure that the acquisition of Mio-Guard was comprised of $589,340 of cash and Salona stock at closing, and on future periods on an earnout basis, however the tabular calculation of the purchase price that follows does not appear to include the cash payment. Please advise.

Company's Response:

In response to the Staff's comment, the Company proposes including disclosure substantially similar to the following in its Transition 10-K:

On March 15, 2022, the Company acquired 100% of the units of Mio-Guard for consideration which is comprised of the following:

Cash	$589,340

At closing (1,300,000 Class B units)	$702,000

Quarterly Earnout payments (Maximum of 2,700,000 Class B Units)	$1,166,466

Total Consideration	$2,457,806

We believe that the difference between what was reported in earlier Form 10-Qs and what will be reported in our Transition 10-K  is not material since the difference represents a change of less than 1.1%.

8. Please provide us with your consideration of the requirements of Rule 3-05 of Regulation S-X for the DaMar acquisition, including your calculation of the significance tests as set forth under Rule 1-02(w).

Company's Response:

In response to the Staff's comment, the Company advises that it considered Rule 3-05 of Regulation S-X at the time of acquisition to determine the required reporting requirements based on the significance test as set forth under Rule 1-02(w).  The table below shows the calculation for each test prescribed under Rule 1-02(w).

Securities and Exchange Commission

March 7, 2023

Rule 1-02(w)	Ratio	Numerator	Denominator

Amended Investment Test	14.618%	$7,942,000	$54,330,573
Asset Test	7.429%	$3,171,023	$42,681,612
Amended Income Test:
Net Income	12.369%	$553,330	$4,473,636
Revenue	31.727%	$5,809,917	$18,312,269

We concluded that the acquisition of DaMar did not necessitate filing audited financial statements because the 20% threshold was not exceeded for any of the tests.

For the Amended Investment Test, the numerator represents the total purchase price as stated in the filing. The denominator is the calculation of the Company's aggregate worldwide market value of its voting and non-voting common equity, calculated using the outstanding number of voting and nonvoting common shares valued at the average of the closing prices on the TSX Venture exchange for the last five trading days of the most recently completed month ending prior to the announcement date of the acquisition (July 2022), plus the shares issued in the South Dakota Partners transaction which are convertible into common shares, and the shares issuable in the acquisition of Simbex, LLC.

For the Asset Test, the numerator represents the Company's proportionate share of total assets of the tested subsidiary as of end of the most recently completed fiscal year. The denominator is the Company's consolidated total assets as of the end of the most recently completed fiscal year.

For the Amended Net Income Test - Net Income, the numerator represents the absolute value of the Company's equity in the tested subsidiary's consolidated income from operations, before income taxes for the most recently completed fiscal year.  The denominator is the absolute value of the company's consolidated loss from operations before income taxes for the most recently completed fiscal year.

For the Amended Net Income Test - Revenue, the numerator represents the Company's share of the tested subsidiary's consolidated total revenues for the most recently completed fiscal year.

Securities and Exchange Commission

March 7, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 37

9. Please revise future filings to provide a more comprehensive and quantified discussion and analysis of your results of operations, including the factors that impacted your results between comparative periods. You should also discuss how much of the increase in revenues was from acquisitions or changes in volume, selling prices or product mix. Refer to the requirements of Item 303(b)(2) of Regulation S-K.

Company's Response:

In response to the Staff's comment, the Company advises that all future filings with the SEC will include a more robust  discussion and analysis of the results of operations, including the factors that impacted the results between comparative periods.  We will also discuss as appropriate how much of the increase in revenues was from acquisitions or changes in volume, selling prices or product mix.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

10. We note that Disclosure Controls and Procedures and Internal Control over Financial Reporting were effective in your February 28, 2022 Form 10-K. However, you indicate in this filing that you concluded as of November 30, 2022, the Company's disclosure controls and procedures were not effective. We also note your disclosure that there have not been any changes to internal control over financial reporting. Please explain to us why you concluded that controls and procedures were not effective as of November 30, 2022, including providing details of any material weaknesses that were identified in your assessment.

Company's Response:

In response to the Staff's comment, the Company advises that it closed its acquisition of Damar Plastics at the end of September 2022 and despite our diligent efforts to implement effective disclosure controls and procedures and internal controls over financial reporting at Damar Plastics, we were unable to conclude that our disclosure controls were effective for the quarter ended November 30, 2022 in large part due to the short period of time between the closing date and the end of the third quarter.  No material weaknesses, however, were identified.

The Company is in the process of assessing the effectiveness of the disclosure controls and procedures and internal control over financial reporting for the period ended December 31, 2022.

Securities and Exchange Commission

March 7, 2023

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (760) 212-2063.

Very truly yours,

/s/ DENNIS NELSON
Dennis Nelson
Senior V.P. and Chief Financial Officer

cc: Joseph G. Martinez, Esq.